Exhibit 99.1

Convocation Notice of the 22nd

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 22nd ordinary general meeting of shareholders” ("Dai ni-jyu-nikai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 25, 2014.

CAUTIONARY NOTES

Note 1:
This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated June 28, 2013 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:
This document has been prepared pursuant to the requirements of the Companies Act of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:
The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

June 6, 2014
TO OUR SHAREHOLDERS:
Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 22ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 22nd ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.
In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business day (5:30 PM) on Tuesday, June 24, 2014.

1.	Date and Time:	10:00 A.M., Wednesday, June 25, 2014

2.	Place:	KKR Hotel Tokyo
11th floor, Room Kujaku
1-4-1 Otemachi, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.
Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 22nd term (from April 1, 2013 to March 31, 2014)

2.	Non-consolidated financial statements for the 22nd term (from April 1, 2013 to March 31, 2014)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Election of Six (6) Directors

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

(Attachment)
Business Report for the 22nd Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business

During the fiscal year ended March 31, 2014 (“FY2013”), we saw signs of mild economic recovery in improved corporate profit and employment, increased consumer spending and improving business investment. With the export improving, consumer spending and business investment increasing with the economic stimulus plan by the government, economic recovery is expected to continue. However, we must keep an eye on the negative effect by the global economy.
For the data communications and information systems related market where we belong to, the market is expected to further expand in the mid- to long-term as portable devices such as smart phones and tablets becoming common, further use of cloud computing related services, huge appetite in the usage of big data, development in e-government, further use of network services in expectation of cost cutting and increase in IT investment in lieu with economic recovery. During FY2013, we have seen continuous demands for network services, large-scaled cloud computing service projects are gradually increasing and appetite for systems integration continued as it did in the previous fiscal year.
Under these circumstances, we have actively engaged in various business developments, such as acquiring more personnel needed for our business growth, continuous investments in network infrastructure, development of current and new network services, new business development and investment including the expansion of our overseas business. The number of our employees on a consolidated basis at the end of FY2013 has reached 2,353 personnel, an increase of 237 personnel compared to the end of the previous fiscal year. As for our network service, for connectivity for corporate use, we have expanded and improved its service line-ups. As for connectivity service for home use, we have further committed our resource in selling our high-speed SIM card service and expanded the MVNO infrastructure. For our cloud computing service, we have expanded and improved its service line-ups, developed new solutions such as big-data related solutions, strengthened business tie-ups with partners including SAP Japan Co., Ltd. and doubled the container data center facility in Matsue, Japan with its second site. During FY2013, we have acquired several progressive large-scale projects by leveraging our cloud service, systems integration and mobile service, which we strongly believe would surely contribute to our revenue and income growth for the coming few years. As for overseas business, we have expanded sales bases in overseas, introduced cloud service in U.S.A., Europe, China and Singapore, expanded our internet backbone network to London, Singapore and Hong Kong and promoted the sales of container-type data center abroad.
As for our FY2013 financial results, network services revenue was JPY67,286 million, up 3.1% YoY (JPY65,232 million for FY2012), systems integration revenue was JPY42,469 million, up 14.1% YoY (JPY37,205 million for FY2012), and total revenues were JPY114,272 million, up 7.6% YoY (JPY106,248 million for FY2012). Cloud related revenue was approximately JPY9.8 billion (approximately JPY6.2 billion for FY2012). Overseas business revenue was approximately JPY4.1 billion (approximately JPY3.6 billion for FY2012) and its losses were approximately JPY0.6 billion (approximately JPY0.2 billion for FY2012). Cost of revenues were JPY93,206 million, up 10.4% YoY (JPY84,394 million for FY2012) as personnel related, outsourcing related, purchasing cost and depreciation and amortization increased. Gross margin was JPY21,066 million, down 3.6% YoY (JPY21,854 million for FY2012) and gross margin ratio was 18.4%, down 2.1 points YoY. SG&A expenses was JPY15,343 million, up 8.8% YoY (JPY14,101 million for FY2012) due to the increase in personnel related, sales commission related, rent expenses and depreciation related to asset retirement obligation . As a result, operating income was JPY5,723 million, down 26.2% YoY (JPY7,753 million for FY2012). Income before income tax expenses was JPY6,275 million, down 19.1% YoY (JPY7,757 million for FY2012) as operating income decreased and there were net gain on other investments and foreign currency gains. Net income attributable to IIJ was JPY4,442 million, down 16.2% YoY (JPY5,301 million for FY2012).
Operating costs and expenses for FY2013 was JPY108,549 million, up JPY10,053 million (JPY98,496 million for FY2012) as personnel related costs increased in relation to the increase in the number of employees, investments and expenses for network and service infrastructure including cloud related infrastructure increased and investments and expenses for the strengthening of our overseas business increased. On the revenue side, however, recurring revenues were weaker against our initial expectation mainly as a result of price down pressures for our connectivity and WAN services and the decrease in the usage of our cloud service and systems operation and maintenance from certain large customers such as carriers, network service and game providers. The cost of recurring services, in principle, do not largely increase or decrease in relation to revenue as they are mainly consisted of circuit-related costs, depreciation for network equipment and servers, personnel-related and outsourcing-related costs, such costs necessary to operate our network and system infrastructure, therefore, the increase or decrease in recurring revenues would have a great impact on income. As the increase in operating costs were larger than the increase in recurring revenues, and also because although the number and size of systems construction projects were increasing, its’ gross margin ratio was down affected by the large construction projects with lower margin, the overall operating income was down compared to the previous fiscal year.
In segments, revenues for network services and systems integration business segment were JPY111,901 million, up 7.1% YoY (JPY104,487 million for FY2012) and operating income was JPY5,275 million, down 30.9% YoY (JPY7,629 million for FY2012). For ATM operation business, revenues were JPY2,827 million, up 21.8% YoY (JPY2,320 million for FY2012) and operating income was JPY578 million (JPY239 million for FY2012).

The status of our business by the type of services is as follows:

[Network services]
FY2013 revenues for Internet connectivity services for corporate use were JPY16,585 million, up 3.5% YoY (JPY16,027 million for FY2012). The increase was mainly due to the increasing demands for mobile and broader bandwidth services. However, revenues for Internet connectivity services for corporate use were weaker than expected as IP services revenues from certain large network carrier with large IP contracts did not increase as much as we initially targeted for FY2013.

Revenues for Internet connectivity services for home use for FY2013 were JPY6,025 million, up 10.2% YoY (JPY5,466 million for FY2012). The increase in revenues from our low-priced LTE mobile services for individual covered the decrease in both contracts and revenues from our legacy-type home use internet services. Number of contracts for LTE mobile SIM card offerings reached approximately 139,000 contracts as of March 31, 2014 (approximately 50,000 contracts as of March 31, 2013).
FY2013 WAN services revenues were JPY25,006 million, down 0.6% YoY (JPY25,168 million for FY2012). The strong price down pressure by certain large customers had negative impact on revenues and income despite the continuous increase in revenues from other customers.
FY2013 Outsourcing services revenues were JPY19,670 million, up 5.9% YoY (JPY18,571 million for FY2012), mainly due to the increase in revenues of “IIJ GIO Hosting Package Services”. However, Outsourcing services revenues were weaker than expected as cloud and data center services revenues from certain large game providers did not increase as much as we initially targeted for FY2013.
As a result of these, FY2013 Network services revenues in total were JPY67,286 million, up 3.1% YoY (JPY65,232 million for FY2012).
Cost of Network services revenues for FY2013 was JPY53,046 million, up 4.6% YoY (JPY50,692 million for FY2012). The increase was mainly due to the increase in network operation related costs, circuit-related costs and personnel-related costs. Gross margin was JPY14,240 million, down 2.1 % YoY (JPY14,540 million for FY2012) and gross margin ratio was 21.2%.

[Systems integration]
Systems construction revenue, a one-time revenue, for FY2013 was JPY18,673 million, up 18.0% YoY (JPY15,825 million for FY2012). Both number and scale of systems construction projects increased. Systems operation and maintenance revenue, a recurring revenue, for FY2013 was JPY23,796 million, up 11.3% YoY (JPY21,380 million for FY2012). The increase was mainly due to the continuous demands on “IIJ GIO Component Services.” However, systems operation and maintenance revenues were weaker than expected as systems operation and maintenance revenues from certain large game providers did not increase as much as we initially targeted for FY2013.
As a result of these, systems integration revenues in total for FY2013 were JPY42,469 million, up 14.1% YoY (JPY37,205 million for FY2012).
Cost of systems integration revenues for FY2013 was JPY36,510 million, up 20.0% YoY (JPY30,425 million for FY2012). The increase was mainly due to the increase in purchasing costs along with the increase in systems construction revenues as well as outsourcing-related and personnel-related costs. Gross margin was JPY5,959 million, down 12.1% YoY (JPY6,780 million for FY2012) and gross margin ratio was 14.0%.
Orders received for systems integration and equipment sales for FY2013 totaled JPY48,387 million, up 15.4% YoY (JPY41,923 million for FY2012). In the breakdown, orders received for systems construction and equipment sales were JPY21,763 million, up 26.7% YoY (JPY17,180 million for FY2012) and orders received for systems operation and maintenance were JPY26,624 million, up 7.6% YoY (JPY24,743 million for FY2012).
Order backlog for systems integration and equipment sales as of March 31, 2014 amounted to JPY24,308 million, up 21.1% YoY (JPY20,081 million as of March 31, 2013). In the breakdown, order backlog for systems construction and equipment sales was JPY5,102 million, up 37.8% YoY (JPY3,703 million as of March 31, 2013) and order backlog for systems operation and maintenance was JPY19,206 million, up 17.3% YoY (JPY16,377 million as of March 31, 2013).

[Equipment sales]
Equipment sales revenues for FY2013 were JPY1,690 million, up 13.4% YoY (JPY1,491 million for FY2012).
Cost of equipment sales revenues for FY2013 was JPY1,527 million, up 15.8% YoY (JPY1,318 million for FY2012). Gross margin was JPY164 million, down 5.2% YoY (JPY173 million for FY2012) and gross margin ratio was 9.7%.

[ATM operation business]
ATM Operation Business revenues for FY2013 were JPY2,827 million, up 21.8% YoY (JPY2,320 million for FY2012) mainly due to the increase in the numbers of newly placed ATMs.
Cost of ATM operation business revenues for FY2013 was JPY2,123 million, up 8.3% YoY (JPY1,959 million for FY2012) in accordance with the increase of newly placed ATMs. Gross margin was JPY704 million (JPY360 million for FY2012) and gross margin ratio was 24.9%.

(2) Capital Expenditures
Capital expenditures (including capital lease) for FY2013 were JPY12,560 million. In addition to acquisition of equipment for the expansion and improvement of existing network infrastructure, there were cloud related server and software investments and investments in relation to the planned relocation of our headquarter.

(3) Financing
The company issued new shares of common stock by way of public offering (Payment Date: July 18, 2013) and third-party allotment in connection with secondary offering of shares by way of over-allotment (Payment Date: August 5, 2013) for total amount of JPY 17,323 million.

(4) Transfers of Business, Split-offs or Spin-offs
There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies
There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions
On January 1, 2014, the Company executed a merger by absorption of IIJ Exlayer Inc., with the Company as the surviving company, and succeeded the rights and obligations of IIJ Exlayer Inc.

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies
There is nothing to report on this subject.

(8) Issues that the Group Faces
For the ICT related market where we belong to, the utilization of network infrastructures, portable devices and software have become more prevalent over the years and in that general trend, it is expected that our social infrastructure and our lifestyles and behavior to gradually change. Under these circumstances, we expect that the areas and sizes of the ICT related market will largely expand in mid- to long-term.
We recognize that our competitive advantage is the accumulation of internet related technologies and development of our large client base consisting of domestic blue-chip corporates. Our basic strategy is to continuously develop highly reliable and value-added various ICT services which meet the needs of our corporate customers and to provide them with various valued solutions by combining those newly developed ICT services and systems integration in order to seize their outsourcing demands.
In order to continuously promote the above strategy, we recognize that we need to continuously engage in the followings; maintain and enforce our technological strength, develop new services and strengthen our service line-ups, strongly promote our cloud services with enhancement of systems integration capability, reinforce sales and marketing organization, enhance sales partnership, strengthen our global service line-ups and organization for overseas business to support customers who expand those business overseas and strengthen our operation management to support these actions. In view of the increasing demands for cloud and outsourcing services, we recognize the need for continuous investment in our network systems and infrastructure and also for our human resources.
For FY2013, operating costs and expenses increased along with proactive business expansion. Meanwhile, recurring revenues were weaker than expected as revenues from certain large customers failed our initial expectations. Therefore, FY2013 total revenues increased, however, income decreased, compared to FY2012 results.
For FY2014, we recognize that it is important for us to devote ourselves to return to strong profit growth. We would like to pursue on selling profitable monthly recurring revenue services, to strengthen our competitiveness by continuously developing new services, to enhance our capability to deal with larger projects and to implement stricter control on investment, costs and expenses.
We also recognize that M&A might be a strong way to gain business resources and we would like to actively but carefully consider and discuss each opportunity.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income
(JPY thousands except per share data)
	19th fiscal Year	20th fiscal Year	21st fiscal Year	22nd fiscal Year
	FY2010	FY2011	FY2012	FY2013
Revenues	82,418,206	97,314,605	106,248,486	114,272,351
Operating income	4,141,042	6,353,483	7,752,642	5,723,312
Net income attributable to IIJ	3,203,368	3,640,963	5,300,654	4,442,237
Basic net income attributable to IIJ per share	JPY79.04	JPY89.82	JPY130.76	JPY100.26
Total assets	71,472,989	73,493,246	82,111,266	103,866,575
Total IIJ shareholders’ equity	29,652,287	32,688,205	37,606,775	59,912,185
IIJ shareholders’ equity per share	JPY731.49	JPY806.38	JPY927.72	JPY1,304.17
(Notes)
1.	IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).
2.	Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.
3.	IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.
4.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and IIJ shareholders’ equity per share for the 19th, 20th and 21st fiscal year have been calculated as if the stock split was conducted at the beginning of the 19th fiscal year, respectively.

5.
IIJ issued 4,700,000 shares of common stock by way of public offering in July, 2013 and also issued 700,000 shares of common stock by way of third-party allotment in connection with secondary offering of shares by way of over-allotment in August, 2013. As a result of these, the total number of shares issued increased by 5,400,000 shares to 46,697,800 and total IIJ shareholders’ equity increased by JPY17,271 million.

(10) Items of the Principal Parent Companies and Subsidiaries

Principal Subsidiaries
Name of company	Common stock (Unit : thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	JPY75,000	100.0%	R&D for the next generation internet
IIJ Global Solutions Inc. (“IIJ-GS”)	JPY490,000	100.0%	Provides network services and systems integration
Trust Networks Inc. (“Trust Networks”)	JPY100,000	79.5%	Operation of ATMs and ATMs networks
Net Care, Inc. (“Net Care”)	JPY400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
Net Chart Japan, Inc. (“Net Chart”)	JPY55,000	100.0%	Development and construction of networks, operation and maintenance of networks and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	JPY240,000	100.0%	Provision of Internet connectivity services for home use
IIJ America Inc. (“IIJ-A”)	USD10,460	100.0%	Provision of network services, systems integration and other related services in the U.S.
IIJ Europe Limited (“IIJ-Europe”)	GBP106	100.0%	Provision of network services, systems integration and other related service in Europe
IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-GS SGP”)	SGD1,895	(48.9%) 100.0%	Provision of network services, systems integration and other related service in Singapore
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD5,950	(100.0%) 100.0%	Provision of network services, systems integration and other related service in China
(Note) Ownership percentage in brackets above represents indirect ownership.

As of the end of FY2013, the number of consolidated subsidiaries was 13 and the number of equity-method investees was 5.

(11) Major Business Lines
Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Yokohama-shi, Toyama-shi, Hiroshima-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Nagoya-shi, Fukuoka-shi and Sapporo-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Care	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
hi-ho	Headquarters	Chiyoda-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ-Europe	Headquarters	London, the United Kingdom
IIJ-GS SGP	Headquarters	Singapore
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees as of the end of FY2013	Change from the end of FY2012
2,353	+237
(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)
Mizuho Bank, Ltd.	2,760,000
Sumitomo Mitsui Banking Corporation	2,760,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,760,000
Mitsubishi UFJ Trust and Banking Corporation	1,700,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 46,697,800 shares (Including treasury stock: 758,709 shares)

(Note)
The total number of shares issued increased by 5,400,000 shares by way of public offering in July, 2013 and third-party allotment in connection with secondary offering of shares by way of over-allotment in August, 2013, and by 2,200 shares in relation to stock acquisition rights exercised.

(3) Number of shareholders at the end of FY2013: 10,612

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio
Nippon Telegraph and Telephone Corporation	10,095,000	22.0%
Goldman, SACHS & CO. Reg	2,669,573	5.8%
NTT Communications Corporation	2,040,000	4.4%
Koichi Suzuki	1,804,700	3.9%
Itochu Corporation	1,436,000	3.1%
MSCO CUSTOMER SECURITIES	1,328,388	2.9%
The Dai-ichi Mutual Life Insurance Company, Limited	1,273,000	2.8%
Japan Trustee Services Bank, Ltd (Trust account)	1,234,900	2.7%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	1,224,095	2.7%
State Street Bank and Trust Company	885,607	1.9%
(Notes)
1.	Shareholding ratio is calculated by deducting treasury stock from total number of shares issued.
2.
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

3.
Kabushiki Kaisha KS Holdings, a wholly owned and controlled by Mr. Koichi Suzuki, is a joint holder of Mr. Koichi Suzuki and the company owned 810,000 shares of common stock of IIJ, representing 1.8 percent of the total, as of March 31, 2014.

4.
Joho Capital, L.L.C. filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on January 30, 2013. According to the filing, Joho Capital, L.L.C. owned 3,429,200 shares of common stock of IIJ as of January 28, 2013, representing 7.5 percent of the total. However, their holdings were not verified based on the shareholder record as of March 31, 2014, therefore, Joho Capital, L.L.C. and their holdings are not included in the above list.

(5) Other important matters regarding shares
There is nothing to report on this subject.

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights outstanding	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	132	Common Stock 26,400 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	125	Common Stock 25,000 shares	JPY 318,562	JPY 1	From July 14, 2012 to July 13, 2042
#3 Stock Acquisition Rights	July 11, 2013	89	Common Stock 17,800 shares	JPY 647,000	JPY 1	From July 12, 2013 to July 11, 2043
  (Notes)
1.
A person granted the stock acquisition rights may exercise his or her rights only within ten (10) days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment  : 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or Company Auditors at the End of FY2013

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	89	Common Stock 17,800 shares	6 Directors 89
#2 Stock Acquisition Rights	74	Common Stock 14,800 shares	6 Directors 74
#3 Stock Acquisition Rights	60	Common Stock 12,000 shares	7 Directors 60
  (Notes)
1.	In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.
2.	There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2013.
3.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment  : 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2013

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#3 Stock Acquisition Rights	29	Common Stock 5,800 shares	10 Executive Officers 29
(Note)	Except the above, there are no stock acquisition rights granted to IIJ employees, IIJ’s consolidated subsidiary’s directors or employees during FY2013.

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Chairman and Representative Director	Koichi Suzuki	CEO [Important concurrent posts] Director of IIJ-GS President of Net Care Chairman and President of hi-ho Chairman of IIJ-A President of Internet Multifeed Co. Director of Stratosphere Inc.
President and Representative Director	Eijiro Katsu	COO
Senior Managing Director	Hideshi Hojo	Division Director of Regional Division
Senior Managing Director	Takeshi Kikuchi	Division Director of Enterprise Business Division 2
Senior Managing Director	Hitoshi Imafuku	Division Director of Enterprise Business Division 1
Managing Director	Takamichi Miyoshi	Director in charge of Strategy Planning Division
Managing Director	Akihisa Watai	CFO Division Director of Administrative Division
Director	Yasurou Tanahashi	Outside Director of Murata Manufacturing Co., Ltd. Outside Director of Yokogawa Electric Corporation
Director	Takashi Hiroi	General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation (“NTT”) Outside Company Auditor of NTT Urban Development Corporation.
Director	Junnosuke Furukawa	Advisor of Furukawa Electric Co., Ltd. Director Advisor of Furukawa Ringyo Co.,Ltd.
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Yoshifumi Nishikawa	Honorary Advisor of Sumitomo Mitsui Banking Corporation
Director	Toshinori Iwasawa	President and Representative Director of IIJ Global Solutions Inc.
Full-time Company Auditor	Kazuhiro Ohira
Full-time Company Auditor	Chiaki Furuya
Company Auditor	Masaki Okada	Attorney at law, Partner of Ishii Law Office
Company Auditor	Masaaki Koizumi	Japanese Certified Public Accountant, Koizumi CPA office Outside Company Auditor of Tsukui Corporation.
(Notes)
1.	Business in charge or representatives of other organizations is stated as of March 31, 2014.
2.	Directors and Company Auditors who assumed or left offices during the fiscal year ended March 31, 2014, are as follows:
Assumption of office: On June 26, 2013
Director: Eijiro Katsu
Director: Toshinori Iwasawa
Company Auditor: Chiaki Furuya
Retirement of office: On June 26, 2013
Company Auditor: Shunichi Kozasa
Resignation of office: On June 26, 2013
Director: Senji Yamamoto
3.	Yoshifumi Nishikawa resigned his office on April 15, 2014.
4.	Yasurou Tanahashi, Takashi Hiroi, Junnosuke Furukawa and Shingo Oda are outside directors, defined in Item 15, Article 2 of the Companies Act of Japan.
5.	Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.
6.
Outside directors, Yasurou Tanahashi, Junnosuke Furukawa and Shingo Oda, and outside company auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.

7.	Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting
8.	Relationship between IIJ and those companies that our Directors hold important concurrent posts.
・	NTT is IIJ's Major Shareholder (holds 10,095,000 shares of IIJ).
・	Other than the above, there is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions.

 (2) Executive Officers (As of April 1, 2014)
Name	Title	Principal position
Kazuhiro Tokita	Senior Executive Officer	Division Director of Financial System Business Division Director of President Office
Masayoshi Tobita	Executive Managing Officer	Deputy Division Director of Administrative Division and General Manager of Business Unit Management Department
Junichi Shimagami	Executive Managing Officer	Division Director of Network Division
Kiyoshi Ishida	Executive Managing Officer	Division Director of Product Division
Yasumitsu Iizuka	Executive Officer	Division Director of Government Public & Educational Organization Business Division
Koichi Maruyama	Executive Officer	Division Director of Global Business Division
Naoshi Yoneyama	Executive Officer	Division Director of Technology Management Division
Makoto Ajisaka	Executive Officer	Division Director of Enterprise Business Division 3
Yoshikazu Yamai	Executive Officer	Division Director of Service Operation Division
Naoya Kaihara	Executive Officer	Director of Kansai Branch
(Note)	Naoya Kaihara was appointed as an Executive Officer of the Company on April 1, 2014,

(3) Total Remuneration to Directors and Company Auditors
14 Directors: JPY 287,194 thousand (including JPY 14,400 thousand for 3 outside directors)
5 Company Auditors: JPY 32,344 thousand (including JPY 16,467 thousand for 3 outside company auditors)

(Notes)
1.	The amounts of above remunerations include JPY 2,340 thousand for the reserve of accrued company auditors’ retirement benefits.
2.
The amounts of above remunerations include JPY 35,008 thousand as compensation-type stock options granted to full-time inside directors (not including part-time and outside directors) for duties performed during FY2013.

3.
Besides the remunerations paid above, retirement allowance of JPY 2,010 thousand to one company auditor retired was paid which was resolved at the 21st ordinary general meeting of shareholders of the Company held on June 26, 2013.

4.
We have resolved that the yearly amount of remuneration, etc. (including bonus) for Directors to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Company Auditors

(i) Important concurrent offices of executive directors and outside director at other companies
This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 11 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Hiroi	Attended 12 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended 12 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended all 13 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company Auditor	Kazuhiro Ohira
Attended all 13 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 17 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit as a full-time company auditor.

Company Auditor	Masaki Okada
Attended all 13 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 16 of the 17 board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

Company Auditor	Masaaki Koizumi
Attended all 13 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 17 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note)	The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Companies Act of Japan.

(iii) Outline of liability limitation contracts
The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Companies Act of Japan. The agreements stipulates that in the event outside directors and company auditors have acted good faith and without gross negligence, the outside director’s and company auditor’s liability to the Company shall be limited to JPY 10,000 thousand or the minimum amount of liability stipulated under Article 427, Section 1 of the Companies Act, whichever is height.

(iv) Total amount of compensations received from the subsidiaries
There is nothing to report on this subject.

5. Accounting Auditor

(1)	Name of Accounting Auditor:
Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for the fiscal year

(i) Remuneration for accounting auditor this fiscal year	JPY 110,000 thousand
(ii) Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 128,300 thousand
(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits and quarterly review, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Companies Act of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB and the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan.

(3) Non-audited operations
The Company paid compensation to the Accounting Auditor for issuance of a comfort letter in relation to public offering and third-party allotment in connection with secondary offering of shares by way of over-allotment, that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

(4) Policy for Dismal or Refusal to Rehire an Accounting Auditor
In addition to reasons owning to the Company, the Company will consider dismissal or refusal to rehire an accounting auditor if it is determined that the accounting auditor violated or acted contrary to the Companies Act, Certified Public Accountant Law, or related laws, or acted contrary to good public order or customs.

6. Basic Systems and Policies of the Company to Secure the Appropriateness of Business

(1)	Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

The details of the resolution by the Board of Directors of the Company are as follows:

1.	Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties
(1)
The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.

	(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)
The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.

(4)
An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.

(5)
For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, External Directors, executive officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2.	Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
(1)
Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.

(2)
The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Auditors and others without delay.

	(3)	The duties related to the above fall under the jurisdiction of the Chief Information Security Officer (or Executive Officers) and the Chief Document Management Officer (or Executive Officers).
3.	Regulations Governing Risk Management and Other Systems
(1)
The Director (or Executive Officers) that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.

	(2)	For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
	(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)
An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4.	Systems for Ensuring the Efficient Execution of Duties by Directors
(1)
A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.

(2)
In management of operations, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.

(3)
In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.

	(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as External Directors.

5.	Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
(1)
Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.

	(2)	Subsidiaries will report on required items, and a system for consultation will be established.
	(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
	(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.
6.	Providing Assistance to Auditors
An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the Auditors.
7.	Assistants to the Auditors will be Independent of the Directors
	(1)	The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
	(2)	The Office of Internal Audits is under the direct control of the president.
8.	Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
(1)
Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an Auditor or the Board of Company Auditors.

	(2)	Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include Auditors as members.
9.	Other Systems for Ensuring Effective Execution of Audits
	(1)	To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
(2)
To preserve the independence of the Independent Auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the Independent Auditors.

	(3)	A financial expert will be appointed to one or more Auditors.

(2)	Basic Policy on Control of the Company.
There is nothing to report on this subject.

Consolidated Balance Sheet
As of March 31, 2014
 (Unit: JPY thousands)
CURRENT ASSETS:
Cash and cash equivalents	22,421,100
Accounts receivable, net of allowance for doubtful accounts of JPY 53,871 thousand	19,214,248
Inventories	1,670,258
Prepaid expenses	3,128,290
Deferred tax assets – Current	1,392,971
Current portion of guarantee deposits	1,462,223
Other current assets, net of allowance for doubtful accounts of JPY720 thousand	2,411,376
Total current assets	51,700,466
INVESTMENTS IN EQUITY METHOD INVESTEES	2,085,689
OTHER INVESTMENTS	6,355,817
PROPERTY AND EQUIPMENT, net of accumulated depreciation	26,971,485
GOODWILL	5,969,951
OTHER INTANGIBLE ASSETS, net of accumulated amortization -net	4,338,944
GUARANTEE DEPOSITS	1,264,535
DEFERRED TAX ASSETS – Noncurrent	636,807
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	752,774
PREPAID EXPENSES – Noncurrent	2,633,154
OTHER ASSETS, net of allowance for doubtful accounts of JPY62,800 thousand	1,156,953
TOTAL	103,866,575

CURRENT LIABILITIES:
Short-term borrowings	9,400,000
Long-term borrowings – Current portion	980,000
Capital lease obligations –Current portion	3,753,026
Accounts payable – Trade	11,491,666
Accounts payable – Other	1,050,429
Income taxes payable	1,079,480
Accrued expenses	2,053,550
Deferred income – Current	1,560,603
Other current liabilities	1,098,173
Total current liabilities	32,466,927
CAPITAL LEASE OBLIGATIONS – Noncurrent	4,603,322
ACCRUED RETIREMENT AND PENSION COSTS – Noncurrent	2,274,540
DEFERRED TAX LIABILITIES – Noncurrent	1,092,863
DEFERRED INCOME – Noncurrent	2,711,347
OTHER NONCURRENT LIABILITIES	536,950
Total liabilities	43,685,949
COMMITMENTS AND CONTINGENCIES

EQUITY:
IIJ stockholders’ equity:
Common stock—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014	25,497,022
Additional paid-in capital	35,961,995
Accumulated deficit	(2,867,548)
Accumulated other comprehensive income	1,712,786
Treasury stock – 758,709 shares held by the company	(392,070)
Total IIJ shareholders' equity	59,912,185
NONCONTROLLING INTERESTS	268,441
Total equity	60,180,626
TOTAL	103,866,575

Consolidated Statement of Income
From April 1, 2013 through March 31, 2014

(Unit: JPY thousands)
REVENUES:
Network services:
Internet connectivity services(corporate use)	16,585,175
Internet connectivity services(home use)	6,024,560
WAN Services	25,005,867
Outsourcing services	19,670,127
Total	67,285,729
Systems integration
Systems Construction	18,673,638
Systems Operation and Maintenance	23,795,927
Total	42,469,565
Equipment sales	1,690,225
ATM operation business	2,826,832
Total revenues	114,272,351
COST AND EXPENSES:
Cost of Network services	53,045,814
Cost of systems integration	36,510,328
Cost of equipment sales	1,526,618
Cost of ATM operation business	2,123,168
Total cost	93,205,928
Sales and marketing	8,547,693
General and administrative	6,374,057
Research and development	421,361
Total cost and expenses	108,549,039
OPERATING INCOME	5,723,312
OTHER INCOME(EXPENSE):
Dividend income	51,003
Interest income	26,719
Interest expense	(256,371)
Foreign exchange gains	219,381
Net gain on sales of other investments	107,655
Net gain on other investments	313,393
Other—net	89,799
Other income (expense)—net	551,579
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	6,274,891
INCOME TAX EXPENSE	1,795,305
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	204,046
NET INCIOME	4,683,632
LESS:NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(241,395)
NET INCOME ATTRIBUTABLE TO IIJ	4,442,237

Consolidated Statement of Shareholders' Equity
From April 1, 2013 through March 31, 2014

(Unit: JPY thousands)
		IIJ shareholders’ equity
	Total Equity	Accumulated deficit	Accumulated other comprehensive income(loss)	Common stock
BALANCE, MARCH 31, 2013	37,634,178	(6,399,088)	263,770	16,833,847
Acquisition of noncontrolling interests in consolidated subsidiaries	-		61
Issuance of common stock, net of issuance cost	17,271,204			8,661,600
Issuance of common stock upon exercise of stock options	3,151			1,575
Stock-based compensation	50,391
Comprehensive income:
Net Income	4,683,632	4,442,237
Other Comprehensive income,net of tax	1,448,811		1,448,955
Payment of dividends	(910,697)	(910,697)
Purchase of treasury stock	(44)
BALANCE, MARCH 31,2014	60,180,626	(2,867,548)	1,712,786	25,497,022

	IIJ shareholders’ equity
	Treasury Stock	Additional Paid-in Capital	NONCONTROLLING INTERESTS
BALANCE, MARCH 31, 2013	(392,079)	27,300,325	27,403
Acquisition of noncontrolling interests in consolidated subsidiaries	53	99	(213)
Issuance of common stock, net of issuance cost		8,609,604
Issuance of common stock upon exercise of stock options		1,576
Stock-based compensation		50,391
Comprehensive income:
Net Income			241,395
Other Comprehensive income,net of tax			(144)
Payment of dividends
Purchase of treasury stock	(44)
BALANCE, MARCH 31,2014	(392,070)	35,961,995	268,441

Notes to Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

   Number of consolidated subsidiaries and names of consolidated subsidiaries
Number of consolidated subsidiaries: 13
Names of main consolidated subsidiaries: IIJ-II, IIJ-GS, Trust Networks, Net Care, Net Chart,
hi-ho, IIJ-A,  IIJ-Europe Limited,
IIJ-GS SGP and IIJ-GS China

1-2. Matters regarding equity method investees

Number and names of equity method investees
Number of equity method investees: 5
Names of equity method investees: Appiaries Corporation, Internet Multifeed Co., Internet Revolution Inc., Stratosphere Inc. and Trinity Inc.

1-3. Significant accounting policies

(1) Basis of presentation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

(2) Appraisal method and policy of assets
a. Securities
IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.
Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive income of shareholders’ equity.
Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)
b. Inventories
Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.
Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment
Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:
Buildings	20 years
Data communications, office and other equipment	3 to 20 years
Leasehold improvements	8 to 20 years
Construction other than buildings	20 years
Purchased software	5 years
Capitalized leases	4 to 6 years

(4) Leases
Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All the other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(6) Goodwill and other intangible assets
Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
For those intangible assets of JPY4, 201,957 thousand that have finite useful lives are amortized over 6 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance
a. Allowance for doubtful accounts
An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.
b. Pension and severance indemnities plans
In accordance with ASC715 “Compensation-Retirement Benefits”, the cost of the pension plans and severance indemnities plans are accrued based on the fair value of those amounts determined as of the end of the fiscal year. The unrecognized net obligation at the date of initial application is being amortized over 21 years using the straight-line method and for unrecognized actuarial losses, in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over 14 years.

(8) Revenue Recognition
Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.
Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.
Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.
ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

 (9) Income Tax
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

 (10) Other significant accounting policies
    a. Consumption tax
Consumption tax is separately recorded.
    b. Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Changes in Presentation
“Current portion of guarantee deposits,” which had been previously included in “Other current assets,” was separately disclosed as the amount was deemed material. “Current portion of guarantee deposits” as of the end of the previous fiscal year was JPY 1,200 thousand.

3. Notes to Consolidated Balance Sheet
Amount equivalent to accumulated depriciation and amortization of property and equipment:  JPY 34,725,611 thousand.

4. Notes to Consolidated Statements of Shareholders’ Equity
(1) Number of shares issued and outstanding

Class of stock	Number of shares as of March 31, 2013	Increase	Decrease	Number of shares as of March 31, 2014
Common Stock	41,295,600	5,402,200	―	46,697,800

(2) Dividend from surplus
(i) Amount of dividends paid
Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 26, 2013	Common stock	JPY 405,368 thousand	JPY 10	March 31, 2013	June 27, 2013
Board of Directors’ meeting held on November 8, 2013	Common stock	JPY 505,329 thousand	JPY 11	September 30, 2013	December 6, 2013

(ii) Dividends decleared during the year ended March 31, 2014 and to be paid during the next fiscal year.
Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 25, 2014	Common stock	Retained earning	JPY 505,330 thousand	JPY 11	March 31, 2014	June 26, 2014

(3) Class and number of common stock to be acquired by exercising stock acquisition rights outstanding, as of March 31,2014

	Stock acquisition rights First Series issued on July 14, 2011	Stock acquisition rights Second Series issued on July 13, 2012	Stock acquisition rights Second Series issued on July 11, 2013
Class and number of common stock to be acquired	Common stock 26,400 shares	Common stock 25,000 shares	Common stock 17,800 shares

(4) Other Comprehensive Income
Other comprehensive Income includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

5. Notes to Financial Instruments
(1) Conditions of financial instruments
(i) The Company's policy for financial instruments
We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money.

(ii) Risks of financial instruments
- Account receivables are exposed to credit risks of customers.
- Available-for-sale equity securities are exposed to market volatility risks.
- Accounts payable are mostly due within one year.
- Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

(iii) Risk management for financial instruments
- The Company controls crdit risk in accordance with its credit risk guideline
- The Company reviews the fair value of available-for-sale equity securities on a regular basis.
- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments
Book value, fair value and differences as of March 31, 2014 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:

			(Unit: JPY thousands)
		Amount recognized in Consolidated Balance Sheet	Fair Value	Differences
(1)	Cash and cash equivalents	22,421,100	22,421,100	-
(2)	Accounts receivable	19,214,248	19,214,248	-
(3)	Current portion of guarantee deposits	1,462,223	1,462,223	-
(4)	OTHER INVESTMENTS
	Available-for-sale equity securities	3,751,011	3,751,011	-
(5)	Short-term borrowings	9,400,000	9,400,000	-
(6)	Long-term borrowings – current	980,000	980,000	-
(7)	Capital lease obligations – current	3,753,026	3,753,026	-
(8)	Accounts payable – Trade	11,491,666	11,491,666	-
(9)	Accounts payable – Other	1,050,429	1,050,429	-
(10)	Capital lease obligations – noncurrent	4,603,322	4,544,003	59,319
(Notes)
1.
Cash and cash equivalents, Accounts receivable, Current portion of guarantee deposits , Short-term borrowings, Capital lease obligations-current, Accounts payable -Trade and Accounts payable -Other are stated at book value, because they are short-term and their book values are approximately the same as their fair values. Long-term borrowings – current is stated at book value because interest rates for long-term borrowings are determined every three months and book values are approximately the same as their fair values.

2.	Other investments
The fair values of available-for-sale securities are evaluated using quoted prices in active markets.
(i)	The amount of available-for-sale securities between the book value and the acquisition cost are as follows:
		(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	1,330,045	3,694,487	2,364,442
Book value < Acquisition cost	Equity securities	61,775	56,524	(5,251)
Total		1,391,820	3,751,011	2,359,191
(ii)
For available-for-sale securities, proceeds from sales were JPY391,814 thousand, and Gross realized gains from sales were JPY107,655 thousand and no realized losses from sales were recorded for the year ended March 31, 2014.

3.	Capital lease obligations-noncurrent
The balance of Capital lease obligations-noncurrent were calculated at the net present value of the future receipt amounts.
The future lease payments, including interest, as of March 31, 2014 were as follows:
			(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	3,895,597	2,721,272	1,442,649	446,161	113,880
4.
Investment in Equity method investee (book value of JPY2,085,689 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5.
Nonmarketable equity securities and others included in other investments (book value of JPY2,604,806 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6.
Guarantee deposits (book value of JPY1,264,535 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1) Total shareholders’ equity per share: JPY 1,304.17

(2) Basic net income attributable to IIJ per share: JPY 100.26

7.  Subsequent events
There is nothing to report on this subject.

Non-consolidated Balance Sheet
As of March 31, 2014
(Unit: JPY thousands)
Assets		Liabilities
Item	Amount	Item	Amount
[Current assets]	37,909,809	[Current liabilities]	24,987,232
Cash and bank deposits	15,493,239	Accounts payable	2,968,189
Accounts receivable	12,908,883	Short-term borrowings	9,250,000
Investment in Lease	1,333,168	Long-term borrowing-current	980,000
Merchandise	36,155	Accounts payable – other	4,214,885
Work in process	1,264,128	Capital lease obligations – current	3,663,830
Supplies	437,364	Accrued expense	158,850
Prepaid expenses	2,572,751	Accounts payable – Fixed assets	903,069
Accounts receivable – other	1,589,854	Income taxes payable	945,784
Loans to affiliated companies	357,709	Consumption taxes payable	48,790
Deferred tax assets – current	412,533	Deposits received	81,875
Current portion of guarantee deposits	1,462,223	Advance received	118,504
Other current assets	123,441	Deferred income	1,200,991
Allowance for doubtful accounts	(81,639)	Asset retirement obligations	224,906
[Fixed assets]	51,585,481	Other current liabilities	227,559
<Property and Equipment>	14,371,470	[Long-term liabilities]	8,519,302
Land	532,997	Deferred income –noncurrent	1,596,701
Buildings	511,806	Capital lease obligations – noncurrent	4,029,672
Leasehold improvements	3,459,710	Asset retirement obligations	252,995
Construction other than Buildings	1,112,525	Long-term borrowings from affiliated companies	38,110
Data communication equipment and office equipment	5,948,250	Accrued pension and severance cost	1,587,926
Assets under capital leases	19,880,868	Accrued directors’ and company auditors’ retirement benefits	258,850
Construction in Progress	1,192,080	Deferred tax liabilities (noncurrent)	755,048
Accumulated depreciation	(18,266,766)
<Intangible assets>	10,614,783	Total Liabilities	33,506,534
Goodwill	1,833,225	[Shareholders’ equity]	54,114,470
Customer relationship	1,605,949	<Common stock>	22,957,801
Telephone rights	5,514	<Capital surplus>	9,701,749
Software	7,155,239	Additional paid-in capital	9,678,485
Assets under capital leases	14,856	Other Capital surplus	23,264
<Investments and other assets>	26,599,228	<Earned surplus>	21,840,111
Investments in securities	4,853,255	Legal reserve	401,401
Money held in trust	1,687,302	Other Earned surplus	21,438,710
Investments in affiliated companies	15,489,453	Earned surplus brought forward	21,438,710
Guarantee deposits	972,387	<Treasury stock>	(385,191)
Long-term advances	995,600	[Valuation and translation adjustment]	1,757,045
Long-term prepaid expenses	1,830,624	Net unrealized gains on securities	1,757,045
Claims against insolvencies	42,289	[Subscription rights to shares]	117,241
Investment in Lease	175,816	Subscription rights to shares	117,241
Other investments	608,667
Allowance for doubtful accounts	(56,165)	Total Shareholders’ equity	55,988,756
Total assets	89,495,290	Total liabilities and Shareholders’ equity	89,495,290

Non-consolidated Statement of Income
(From April 1, 2013 through March 31, 2014)

(Unit: JPY thousands)
Item	Amount
[Total revenues]		81,775,455
[Total costs of revenues]		67,626,723
Gross margin		14,148,732
[Total Sales and administrative expense]		10,678,201
Operating income		3,470,531
[Non-operating income]
Interest income	10,993
Dividends income	1,665,742
Commissions received	13,912
Royalty charge received	3,493
Foreign exchange gain	93,173
Gains on investments on anonymous association	408,922
Reversal of allowance for doubtful accounts	46,150
Other non-operating income	22,371	2,264,756
[Non-operating expenses]
Interest expense	204,055
Amortization of stock issuance cost	84,272
Other non-operating expenses	21,704	310,031
Ordinary income		5,425,256
[Extraordinary income]
Gains on sales of investments in securities	107,654
Gains on extinguishment of tie-in shares	4,771	112,425
[Extraordinary loss]
Losses on disposal of fixed assets	45,092
Other extraordinary loss	4,242	49,334
Income before income taxes		5,488,347
Income taxes -current		1,832,862
Income taxes -deferred		(247,510)
Net income		3,902,995

Non-consolidated Statement of Shareholders' Equity
(From April 1, 2013 through March 31, 2014)

   (Unit: JPY thousands)

	Shareholders’ equity
		Capital surplus			Earned surplus
	Common	Additional	Other	Total	Legal	Other Earned surplus	Total Earned
	stock	Paid-in Capital	Capital Surplus	Capital surplus	reserve	Earned surplus Brought forward	surplus
Balance, April 1, 2013	14,294,625	1,015,310	22,912	1,038,222	310,333	18,537,480	18,847,813
Changes in the Term
Issuance of common stock	8,661,600	8,661,600	-	8,661,600	-	-	-
Issuance of common stock upon exercise of stock options	1,576	1,575	-	1,575	-	-	-
Payment of Dividends	-	-	-	-	-	(910,697)	(910,697)
Fund for Legal reserve	-	-	-	-	91,068	(91,068)	-
Net income	-	-	-	-	-	3,902,995	3,902,995
Purchase of treasury stock	-	-	-	-	-	-	-
Transfer of treasury stock	-	-	352	352	-	-	-
Net changes other than shareholders’ equity	-	-	-	-	-	-	-
Total changes in the term	8,663,176	8,663,175	352	8,663,527	91,068	2,901,230	2,992,298
Balance, March 31, 2014	22,957,801	9,678,485	23,264	9,701,749	401,401	21,438,710	21,840,111

	Shareholders’ equity		Valuation and translation adjustments	Subscription rights	Total
	Treasury stock	Total shareholders’ equity	Net unrealized holding gains or losses on securities	to shares	Shareholders’ equity
Balance, April 1, 2013	(385,200)	33,795,460	635,727	66,850	34,498,037
Changes in the Term
Issuance of common stock	-	17,323,200	-	-	17,323,200
Issuance of common stock upon exercise of stock options	-	3,151	-	-	3,151
Payment of Dividends	-	(910,697)	-	-	(910,697)
Fund for Legal reserve	-	-	-	-	-
Net income	-	3,902,995	-	-	3,902,995
Purchase of treasury stock	(44)	(44)	-	-	(44)
Transfer of treasury stock	53	405	-	-	405
Net changes other than shareholders’ equity	-	-	1,121,318	50,391	1,171,709
Total changes in the term	9	20,319,010	1,121,318	50,391	21,490,719
Balance, March31, 2014	(385,191)	54,114,470	1,757,045	117,241	55,988,756

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities
Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.
Other securities:
Marketable Securities:
Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
Non-Marketable Securities:
Stated at cost based on the moving average method. Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories
Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).
Merchandise and supplies:	moving average method
Work in process:	specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding Asset under capital lease)
Straight-line method
Depreciable assets whose acquisition values are JPY 100 thousand or more but less than JPY 200 thousand are depreciated in equal installments over three years.
The useful lives of major depreciable assets are as specified below:
Buildings:	20 years
Plant and buildings facilities annexed:	8-20 years
Construction other than buildings:	20 years
Tools, machines, instruments and equipments:	3-20 years

(2) Intangible fixed assets (Excluding Asset under capital lease)
Straight-line method
Internal-use software is amortized over the estimated useful lives (5 years).
Software used for services are amortized for either the amount based on total estimated revenues over the estimated useful lives (5 years) or equally allocated amount over the residual useful lives, whichever is larger.
Goodwill are amortized over 20 years and customer relationships are amortized over 19 years, which reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease
Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts
To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Accrued pension and severance cost
To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

 (3) Accrued directors’ and company auditors’ retirement benefits
To prepare for payment of retirement benefits to full time company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 28, 2011 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 28, 2011. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in Accrued directors’ and company auditors’ retirement benefits.

1-4. Standards for recording of sales and costs
Standards for recording of sales and costs for financial lease transactions
Revenue and costs are recognized when lease receivable are received.

1-5. Other significant accounting policies
(1) Consumption tax
Consumption tax is separately recorded.

(2) Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Change in Presentation
“Current portion of guarantee deposits,” which had been previously included in “Other current assets,” was separately disclosed as the amount was deemed material. “Current portion of guarantee deposits” as of the end of the previous fiscal year was JPY 1,200 thousand.

3. Notes to Non-Consolidated balance sheet
Monetary claims and liabilities to affiliated companies
Short-term monetary claims:	JPY 1,169,920 thousand
Long-term monetary claims:	JPY 491,402 thousand
Short-term monetary liabilities:	JPY 1,303,994 thousand
Long-term monetary liabilities:	JPY 38,110 thousand

4. Notes to Non-Consolidated statement of income
Transactions with related companies
Revenues:	JPY 2,722,913 thousand
Purchases:	JPY 12,982,085 thousand
Turnover from non-operating transactions:	JPY 25,948 thousand

5. Notes to Non-Consolidated statement of shareholders’ equity
Number of treasury stock as of March 31, 2014
Common stock 758,709 shares

6. Asset retirement obligations
(1)	The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2)	Calculation method for asset retirement obligations
The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 1 year and branch offices to be 20 years based on the office plan and with the discount rate estimated to be from 0.5% to 3.0%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3)	Increase and decrease of asset retirement obligations as of March 31, 2014
Balance at beginning of the fiscal year :	JPY 291,128 thousand
Increase in relation to the acquisition of assets:	JPY 122,157 thousand
Increase related to revision in estimates:	JPY 57,453 thousand
Other increases:	JPY 7,163 thousand
Balance at end of the fiscal year:	JPY 477,901 thousand

(4) Notes to revision in estimates and changes in amount of asset retirement obligations
In relation to relocation of headquarter resolved by IIJ’s board of directors in this fiscal year, IIJ revised the settlement date and the estimated amount of the obligation. Asset retirement obligations increased by JPY 57,453 thousand due to the revision.

7. Deferred tax accounting
Significant components of deferred tax assets and liabilities:

Deferred tax assets
Impairment loss on investment securities:	JPY	220,528	thousand
Accrued directors’ and company auditors’ retirement benefits :		92,151
Accrued pension and severance cost		565,302
Allowance for doubtful accounts		43,706
Impairment loss on investments in affiliated companies:		1,157,378
Loss on disposal of telephone rights:		55,235
Impairment loss of telephone rights:		21,690
Accrued enterprise taxes:		88,404
Deferred Revenue:		152,606
Research and development cost:		39,240
Asset retirement obligations:		170,133
Depreciation:		96,405
Stock-based compensation:		41,738
Others:		277,049
Subtotal of deferred tax assets:		3,021,565
Valuation allowance:		(1,725,622)
Total of deferred tax assets:		1,295,943
Deferred tax liabilities:
Unrealized gain on other securities:		971,396
Long-lived assets associated with asset retirement obligations:		93,491
Customer Relationship:		571,718
Other:		1,853
Total of deferred tax liabilities:		1,638,458
Net amount of deferred tax liabilities:	JPY	342,515	thousand
(2) Adjustment of deferred tax assets and liabilities due to changes in tax rates
Amendments to Japanese tax regulations were enacted into law on March 31, 2014 and the Special Reconstruction Corporation Tax was abolished one year earlier than the original schedule.
As a result, the normal Japanese statutory rate was reduced from 38.0% to 35.6% in calculation of deferred tax assets and liabilities related to temporary differences expected to be eliminated in the year beginning at April 1, 2014.
The amount of deferred tax liabilities, net of deferred tax assets, as of March 31, 2014 and Income taxes –deferred for the year ended March 31, 2014 increased JPY26,934 thousand, respectively, due to the change of the tax rate.

8. Notes regarding related party transactions

(1) Transactions with subsidiaries

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2014 (Thousands of Yen)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ -GS	Network services and systems integration	100.0% (Direct owning)	Yes	Customer and supplier	Borrowings of funds	500,000	Short-term borrowings	-
						Repayment of borrowings	1,300,000 (Notes 2-a)
Subsidiary	Net Care	Operation and monitoring of network systems, customer service support and call centers	100.0% (Direct owning)	Yes	Customer and supplier	Purchase related to systems integration	7,729,839 (Notes 2-b)	Accounts payable	70,353
								Accounts payable – other	731,370

(2) Transactions with other related company’s subsidiary

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2014 (Thousands of Yen)
				Collateral offices of directors	Business relation
Other related company’s subsidiary	NTT Communications Corporation	Telecommunications services	4.4% (Direct owning)	No	Customer and supplier	Network facilities for the operation of network services and data center facilities	6,053,871 (Notes 2-c)	Accounts payable	23
								Accounts payable -other	512,353
(Notes)
1.	Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2014.
2.	Terms and conditions of the above transactions:
a.	Short-term borrowings with IIJ-GS are based on the policy to use group finance efficiently. The interest is based on the external financing.
b.
The cost and other conditions of purchase of construction, maintenance and operation for network system are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

c.
The cost for domestic and international connectivity and data center facilities for the operation of network services and others are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1) Shareholders’ equity per share:	JPY 1,216.21

(2) Net income per share:	JPY 88.09

10. Notes to business combination
Transaction under common control
On November 7, 2013, IIJ’s board of directors resolved a merger with its consolidated subsidiary IIJ Exlayer Inc. ("IIJ-Exlayer"), and IIJ absorbed IIJ-Exlayer on January 1, 2014.

(1) Name and business of companies to be combined, type of business combination, company name after business combination and overview of transactions including purpose
(i) Name and business of companies to be combined

Acquirer (IIJ)
Company Name	Nature of business
Internet Initiative Japan Inc.	Telecommunications services

Acquiree
Company Name	Nature of business
IIJ Exlayer Inc.	Supervising as a holding company for overseas systems integration (SI) subsidiaries

(ii) Type of business combination: Merger under common control
(iii) Company name after business combination:  Internet Initiative Japan Inc.

(iv) Overview of transactions, including purpose
IIJ decided the merger with IIJ-Exlayer, to improve group management efficiency by centralizing administrative operation.

(2) Basis for accounting treatment
The merger in accordance with “Accounting Standard for Business Combination”(ASBJ Guidance No.21, issued September 13, 2013) and ASBJ Implementation Guidance No.10 “Guidance on the Accounting Standard for Business Combination and spin-off” issued by the ASBJ on September 13, 2013, the company accounted for the merger as a transaction under common control.
The company recorded JPY 4,771 thousand as an extraordinary income in the line item “Gains on extinguishment of tie-in shares”, which is the excess of the net assets the Company assumed from the acquiree over the book value of the shares the Company held immediately before the merger.

11. Subsequent events
There is nothing to report on this subject.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2014

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the notes to consolidated financial statements of Internet Initiative Japan Inc. (the “Company”) for the consolidated fiscal year from April 1, 2013 to March 31, 2014 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, which were in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2014

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the notes to non-consolidated financial statements, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) for the fiscal year from April 1, 2013 to March 31, 2014 (22nd term) in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others
Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of  non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

TRANSLATION

Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 22nd fiscal year from April 1, 2013 to March 31, 2014. The Board of Company Auditors hereby reports as follows.

1.	Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
The Board of Company Auditors established an auditing policy, an auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors of the Company and etc., and also the Independent Auditor regarding the status of their duties, and requested explanations as necessary.
In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing. Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received reports from Directors of the Company, employees and other related persons on the performance of their duties and requested explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. The Board of Company Auditors also carried out our audit and verification of the particulars of the Board of Directors resolution relating to establishment of structures as set forth in the Companies Act implementation regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Director’s performance of their duties is inconformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha as well as the structures established pursuant to such resolutions (internal control systems).
As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors, company auditors and other related persons of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary. Based on the foregoing methodology, the Board of Company Auditors evaluated the business reports and the supplementary schedules for this fiscal year.
In addition, the Company Auditors also audited and examined whether the Independent Auditor maintains its independence and carries out audits in an appropriate manner. The Company Auditors received reports from the Independent Auditor on the performance of its duties and requested explanations regarding those reports as necessary. The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Company Calculation Regulations) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and requested explanations on such notification as necessary.  Based on the foregoing methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
A.
In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.
In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.
(3)	Results of Audit of the Consolidated Financial Statements
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.

May 27, 2014

Board of Company Auditors
Internet Initiative Japan Inc.

Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Chiaki Furuya	(seal)
Company Auditor	Masaki Okada	(seal)
Company Auditor	Masaaki Koizumi	(seal)

  Note: Full-time Company Auditor, Kazuhiro Ohira, and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3 of the Companies Act.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1:	Appropriation of Retained Earnings
The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial condition, the mid-term expansion of its business and the development of the new business.
Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that year-end dividends be distributed as follows.
When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal year ended March 31, 2014 will be 22 yen per share, including the interim dividend paid at the amount of 11 yen per share in December 2013.

1. Type of dividend property
Cash
2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
11yen per share of common stock of the Company
Total amount of Dividend Payment: 505,330,001yen.
3. Effective date of dividend payment
June 26, 2014

Item 2:	Election of Six (6) Directors
As the term of office of six(6) incumbent Directors Takeshi Kikuchi, Takamichi Miyoshi, Akihisa Watai, Yasurou Tanahashi, Takashi Hiroi and Shingo Oda will expire at the close of this ordinary general meeting of shareholders, it is proposed that six(6) Directors be elected.
The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
	Takeshi Kikuchi	Apr. 1983	Joined Itochu Corporation
	April 27, 1959	Apr. 1996	Temporarily transferred to the Company
		July 1999	Joined IIJ Technology Inc.
1		Oct. 2005	President and Representative Director of the same	59,100
		June 2010	Senior Managing Director (Current position)
		Apr. 2016	Business Unit Management of the Company (Current position)
	Takamichi Miyoshi	Apr. 1993	Joined the Company
	May 5, 1963	June 2002	Director of the Company
		Apr. 2004	Director and General Manager, Strategy Planning
2			Division of the Company	79,900
		Apr. 2010	Managing Director, Technological Strategy of the Company
(Current position)
	Akihisa Watai	Apr. 1989	Joined Sumitomo Bank, Ltd.
	September 30, 1965		(Currently, Sumitomo Mitsui Banking Corporation)
		Aug. 1996	Temporarily transferred to the Company
		Feb. 2000	Joined the Company
		Apr. 2004	General Manager, Finance Division of the Company
3		June 2004	Director and Chief Financial Officer of the Company	11,700
		Apr. 2010	Managing Director and Chief Financial Officer of the Company
(Current position)
		Apr. 2013	Division Director of Administrative Division of the Company
(Current position)
	Yasurou Tanahashi	Apr. 1963	Joined Fuji Iron & Steel Co., Ltd.
	January 4, 1941		(Currently, Nippon Steel Corporation)
		Apr. 2000	President and Representative Director of Nippon Steel
Information & Communication System Inc.
(Currently, NS Solutions Corporation)
		Apr. 2001	President and Representative Director of NS Solutions Corporation
4		Apr. 2003	Chairman and Representative Director of the same	0
		June 2004	Director of the Company (Current position)
		May 2005	Chairman of Japan Information Technology Services
Industry Association
< Important concurrent posts >
Outside Director of Murata Manufacturing Company, Ltd.
Outside Director of Yokogawa Electric Corporation
	Takashi Hiroi	Apr. 1986	Joined Nippon Telegraph and Telephone Public
	February 13, 1963		Corporation
		Apr. 2002	Senior Manager, Department 4 of the same
		July 2002	Senior Manager, Department 1 of the same
		June 2004	Director of the Company (Current position)
		May 2005	Senior Manager of Corporate Management Strategy
5			Division of Nippon Telegraph and Telephone Corporation	0
		June 2008	General Manager of New Business Promoting Division
of the same
< Important concurrent posts >
General Manager of Business Planning Division of Nippon
Telegraph and Telephone Corporation
Outside Company Auditor of NTT Urban Development Corporation
	Shingo Oda	Apr. 1970	Joined Yokokawa Hewlett-Packard Company
	November 8, 1944		(Currently, Hewlett-Packard Japan, Ltd)
		Feb. 2002	Executive Vice President of Hewlett-Packard Japan, Ltd
6		May 2005	President and Representative Director of the same	0
		June 2008	Director of the Company (Current position)
< Important concurrent posts >
Outside Director of IT Holdings Corporation

(Notes)
(a)	There is no special interest between the candidates and the Company.
(b)
Mr. Yasurou Tanahashi is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be ten (10) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(c)
Mr. Takashi Hiroi is a candidate for Outside Director. Since he is General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation and has abundant experience in information technology and telecommunication business, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be ten (10) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(d)
Mr. Shingo Oda is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be six (6) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(e)
The Company appoints Mr. Yasurou Tanahashi and Mr. Shingo Oda as our independent Directors required to be secured by the Tokyo Stock Exchange. If Mr. Yasurou Tanahashi and Mr. Shingo Oda are appointed as our Directors, we will continue to appoint them as our independent Directors.

END